

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 15, 2008

Mr. José N. Chirinos
Chief Financial Officer
Southern Copper Corporation
11811 North Tatum Blvd., Suite 2500
Phoenix, Arizona 85028

> **Re:** **Southern Copper Corporation**
> **Response Letter Dated November 16, 2007**
> **File No. 001-14066**

Dear Mr. Chirinos:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 2 – Summary of Significant Accounting Polices, page A105

Property, page A107

1. We have considered your response to prior comment number one. Based on the proposed disclosures you intend to include in future filings, please address the following:

    *   You propose to indicate that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure meets the criteria identified in our previous comment. However, based on review of your proposed disclosure, it does not appear that you fully identify the criteria referenced in our prior comment. Please expand your proposed disclosure accordingly or otherwise advise why you believe your proposed revision is responsive to our comment.

- Based on review of your proposed disclosure, we do not believe you have clearly indicated that your use of the terms "mine development costs" and "costs incurred prospectively to develop the property" may include drilling and other related costs that are incurred during the production stage of your mining operations. Please revise your proposed disclosure accordingly or otherwise advise why you believe your proposed revision is responsive to our comment.

- Please confirm, if true, that your statement in response to prior comment number one that "For the years ended December 31, 2007, 2006 and 2005 the Company did not capitalize any drilling and related costs" takes into consideration any drilling and other related costs incurred at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves or otherwise advise.

- Please disclose that diversity in practice exists within participants in the mining industry and that some mining companies expense drilling and related costs to convert mineral resources to reserves at their development or production stage properties.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief